Amphenol

Amphenol Corporation
World Headquarters
358 Hall Avenue
Wallingford, CT 06492,
U.S.A
Tel:   1-203-265-8900
Fax:  1-203-265-8628

May 26, 2020
VIA EDGAR

Andi Carpenter
Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amphenol Corporation Form 10-K for the Fiscal Year Ended December 31, 2019 Filed February 12, 2020 File No. 001-10879

Dear Ms. Carpenter:
Amphenol Corporation (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 31, 2020, relating to the above referenced filing (the “Filing”).  In this letter, we have recited the Staff’s comments in italicized, bold type, up front and have followed with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2019
Notes to Consolidated Financial Statements
Note 13 – Reportable Business Segments and International Operations, page 74

1. We note your disclosure that the Company has two reportable business segments:
(i) Interconnect Products and Assemblies and (ii) Cable Products and Solutions. We also note your disclosure that the Company organizes its reportable business segments based on similar economic characteristics and business groupings of products, services, and customers. Please tell us, and clarify in future filings, whether you are aggregating operating segments into your Interconnect Products and Assemblies reportable segment as required by ASC 280-10-50-2. If you are aggregating operating segments, please also address the following:

• Identify your operating segments;

• Demonstrate to us how you determined your aggregation of operating segments complies with the requirements of ASC 280-10-50-11, including how you concluded they exhibit similar economic characteristics; and

• Explain to us how you determined you have two reporting units for goodwill impairment testing based on the requirements of ASC 350-20

2. We note you identify eight primary end markets in your Business Section including:
Automotive; Broadband Communications; Commercial Aerospace; Industrial; Information Technology and Data Communications; Military; Mobile Devices; and Mobile Networks. We also note you identify eight operating groups on your website including: Military and Aerospace; Automotive Products; Industrial Products; Mobile Consumer Products; Interconnect and Sensor Systems; Information Communications and Commercial Products; RF, Optics and Broadband; and Sensor Technology and your Management Team identifies Senior Vice Presidents and Group General Managers or Vice Presidents and Group General Managers for each operating group. Please address the following:

• Explain to us how your operating groups are reflected in your reportable segments;
• Tell us how you assessed whether each operating group is an operating segment as defined in ASC 280-10-50-1 and explain to us the nature and extent of the discrete financial information available for operating groups. If you have determined that your operating groups are not operating segments, fully explain to us how you made that determination;
• Identify your CODM and explain to us how that determination was made; and
• Describe the nature and extent of the financial information reviewed by the CODM to assess performance and allocate resources.

Response

The Company respectfully acknowledges the Staff’s comments and advises the Staff that the Company identified two operating segments: (i) Interconnect Products and Assemblies (“Interconnect”) and (ii) Cable Products and Solutions (“Cable”), based on the management approach provided in ASC 280.

Operating Groups and End Markets are part of the Interconnect and Cable segments and do not represent operating segments because they do not meet all of the criteria of ASC 280-10-50-1. Accordingly, the reportable segments presented in the Company’s financial statements do not include any aggregated operating segments.

Company Background

The Company operates through two operating segments – our Interconnect and Cable segments – which are differentiated by the economic and other distinct characteristics of the product categories.  The Company has also established Operating Groups, which were put in place primarily from a human resource and administrative perspective, to simplify the administration of our global organization, to optimize “span of control” and, in some cases, to proliferate and maximize the sharing of certain resources, including sales, marketing, and engineering.  The Company also maintains a diversified presence across several high-growth economic sectors and end markets where we primarily sell our products (“End Markets”), including Military; Commercial Aerospace; Automotive; Industrial; Mobile Devices; Information Technology & Data communications (“IT Datacom”); Mobile Networks; and Broadband.

More specifically, our Interconnect segment designs, manufactures and markets a range of connector and connector systems, value-add interconnect products and other related products, that are integrated into our customers’ electronics-related applications and ultimately used as an electronic component within their end products. Operations within the Interconnect segment are organized around seven Operating Groups as described above.  These Operating Groups are loosely defined around end markets and product technologies. Each Operating Group is comprised of a collection of independent businesses, each of which is focused on a distinct range of interconnect product technologies. Some of these independent businesses target specific geographic regions and/or serve distinct end markets, but all of our Operating Groups serve multiple end markets due to the broad application of the underlying businesses’ product technology. Each of our independent businesses is encouraged and incentivized to collaborate within and across Operating Groups and in some cases share certain resources, including sales, marketing, and engineering. In addition, these independent businesses are frequently moved from one Operating Group to another in order to maximize the potential for collaboration. This flexibility and agility is key to the Company’s operating strategy of managing and maneuvering its collection of underlying businesses to address the rapidly changing end markets and evolving product technologies within its Operating Groups, in order to drive long term revenue growth.

Our Cable segment primarily designs, manufactures and markets cable, value-add cable related products and components, the vast majority of which are installed by our customers (primarily broadband service providers) in their networks within the Broadband end market.  Due to the size of the segment, which is small as compared to the entire Company, this segment is included within our RF, Optics and Broadband Operating Group.  While the relative size of the Cable segment has been shrinking over the last 10 years as we have experienced significant growth in the Interconnect segment, we continue to evaluate the Cable segment separately from the Interconnect segment due to its substantially different characteristics such as, among other things, the economics of the product categories, the sophistication of the manufacturing processes, the go-to-market strategy, the competitive landscape and the way our customers ultimately use the products.

Identification of Chief Operating Decision Maker (CODM)

The Company identified the President/Chief Executive Officer (CEO), Adam Norwitt, as the CODM in accordance with ASC 280 and based on:

●	The CEO’s responsibility for making the primary operating and resource allocation decisions (the Company does not have anyone serving in the capacity of Chief Operating Officer),
●	The CEO’s direct reporting line to the Company’s Board of Directors.

While the Group General Managers have functional as well as operational responsibilities for their respective groups and the CEO receives input and recommendations from various other individuals throughout the organization, the CEO retains the primary operational decision-making role and is responsible for driving the Company’s strategy and evaluating the Company’s operating results to assess performance and allocate resources.

Identification of what the CODM Reviews

Our CODM receives financial information used to evaluate total Company and segment performance primarily in two monthly reporting packages referred to internally as the “Flash Report” and the “Forecast Package” as well as two quarterly reporting packages referred to internally as the “Press Release Package” and the “Customer Sales Report”. The lowest level of discrete financial information in these reports, with the exception of the Forecast Package, includes profitability metrics only at the operating segment level. Beyond consolidated segment profitability, the financial performance data of the Operating Groups and End Markets is limited to sales and/or orders.  The Forecast Package is distributed more broadly to include the CFO, Corporate Controller and Director of Financial Planning & Analysis (“FP&A”) and has a broad range of financial information at the Company, End Market and operating segment level as well as limited profitability information of the Operating Groups and the underlying businesses (the report is in excess of 100 pages). The primary users of the Operating Group and underlying business profitability data are the CFO, Corporate Controller and Director of FP&A (for the limited purposes of short-term financial planning and analysis). The CEO does not regularly rely upon the limited profitability information for the Operating Groups to assist in his assessment of financial performance for purposes of the allocation of resources.

Further, when the CODM presents and discusses financial information with our Board of Directors, investors and financial analysts, he only uses the operating segment profit and loss information as well as the End Market sales data.

Identification of operating segments

ASC 280-10-50-1 lists three criteria that are required to be met in order for a component of a public entity to be defined as an operating segment. Operating Groups and End Markets do not represent separate operating segments because they do not meet all the criteria. Specifically, we do not consider the Operating Groups to represent individual operating segments because operating decisions are made, and resources are allocated, based on assessed performance at the

Interconnect and Cable segment level by our CODM as described above. Results of Operating Groups are not separately identified in the regular reporting used by our CODM to assess performance for purposes of resource allocation. The Operating Groups within each operating segment all support the electronics market with similar technology solutions in overlapping end markets; and independent businesses within an Operating Group are frequently changed to a different Operating Group to ensure the organization structure within each Operating Group is aligned to best capture the market and/or customer opportunity. This is one important reason why our CODM does not regularly review and rely upon the limited Operating Group financial information presented in the Forecast Package to assess financial performance in order to make decisions about resource allocations.

In addition, we do not consider the End Markets to represent individual operating segments because they do not engage in business activities. The context in which End Markets were used in the Business Section of the Form 10-K was to describe the eight primary end markets to which the Company sells its products and not to describe how the Company is managed from an operating segment perspective.

For all of the above reasons, we have concluded that we have two operating and reportable segments (Interconnect and Cable) in accordance with the ASC 280 management approach. We note that Dan Murdock, when he was Deputy Chief Accountant at the SEC, highlighted this key consideration in a speech he delivered at the AICPA conference on December 8, 2014. In particular, Mr. Murdock noted the following:
ASC 280 employs a management approach to the identification of operating segments, which means it is based on the way that management organizes the segments within the entity for the purpose of making operating decisions and assessing performance. Consequently, segments will often be evident from the structure of an entity’s internal organization. Some of you may interpret this to mean that simply looking at the entity’s organizational chart will be sufficient. While this may be a good data point, let me caution you that the organizational chart is simply a data point – the underlying principle requires consideration of the nature and extent of information that is reported to the CODM by each of the positions you identify on that chart.

Furthermore, our Board of Directors generally only receives the operating results for our Interconnect and Cable segments and certain sales metrics for our End Markets.  When discussing the Company’s results with investors, the CODM discusses the full operating results for our Interconnect and Cable segments and only the sales results for our End Markets. He does not discuss Operating Group financial information with investors.

We respectfully submit, therefore, that we are not aggregating operating segments into reportable segments. As you requested, in future filings we will clarify that we have two operating segments that are also our reportable segments.

Determination of reporting units for goodwill impairment testing

The Company considered ASC 350-20-35 and ASC 280-10-50 to appropriately determine our reporting units for goodwill impairment testing. With respect to the Interconnect operating segment, we concluded that each of our seven Operating Groups met the criteria to be considered components of an operating segment.

Further, ASC 350-20-35-36 states that an operating segment shall be deemed to be a reporting unit if all of its components are similar. We have concluded that the Operating Groups within our Interconnect segment are similar and should be combined; therefore, we have determined that our Interconnect operating segment is also our reporting unit. The criteria for aggregation of the Operating Groups were met by applying the guidance within ASC 280-10-50-11 as well as ASC 350-20-55. From a qualitative perspective, the Operating Groups within the Interconnect segment are similar from the manner in which their operations are run, to the products manufactured, types of customers, and sales channels. In addition, the seven Operating Groups share certain assets and resources, and certain collaborative research and development projects in certain cases are supported by and benefit multiple Operating Groups.

Most importantly, we believe goodwill is recoverable from the combined operations of the seven Operating Groups working in concert, because our CODM regularly makes changes to the composition of each Operating Group by realigning businesses from one Operating Group to another to strategically respond to the rapidly evolving electronics market.  This flexibility and agility are key to the Company’s strategy and ultimately positions the Company to properly address anticipated market and customer technology needs, which we find over time increasingly overlap between the markets and customers we serve.

As the Broadband Solutions Group is the only component within the Cable operating segment, it is a single reporting unit operating segment.

*  *  *

If you have any further questions, please call me at (203) 265-8625 or email me at CLampo@amphenol.com.

Very truly yours,

/s/ Craig A. Lampo
Craig A. Lampo
Senior Vice President and
Chief Financial Officer

cc:	Anne McConnell, Securities and Exchange Commission